ExlService Holdings, Inc.

280 Park Avenue, 38th Floor

New York, New York 10017

January 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:	William H. Thomson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

RE:	ExlService Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-33089

Dear Mr. Thomspon and Ms. Meadows:

ExlService Holdings, Inc. (the “Company”) is sending this letter to confirm the extension of time to respond to the comment letter dated January 19, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.  As per a discussion with Ms. Meadows on January 30, 2017, this letter confirms that the agreed deadline for the Company to file its written response to the Staff’s comment letter is February 9, 2017.  Please contact me at (212) 277-7103 with any questions or concerns.

Sincerely,

/s/ Nancy Saltzman

Nancy Saltzman

Executive Vice President, General Counsel,

Chief Compliance Officer & Corporate Secretary

cc:	Vishal Chhibbar, ExlService Holdings, Inc.

Stephen Older, McGuireWoods LLP